July 9, 2014	Writer’s Direct Contact 212.468.8163 JTanenbaum@mofo.com

Via EDGAR and by Courier

Katherine Wray, Esq.

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mobileye N.V.
Registration Statement on Form F-1
Filed June 19, 2014
Amendment No. 1 to Registration Statement on Form F-1
Filed June 25, 2014
File No. 333-196898
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted June 17, 2014

Dear Ms. Wray:

On behalf of our client, Mobileye N.V. (the “Company”), we are, concurrently herewith, filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) referenced above. The Registration Statement incorporates responses to the comments transmitted by the Staff to us on July 1, 2014 on Amendment No. 1 to the Company’s Registration Statement filed with the Commission on June 19, 2014. Below, we identify in bold each Staff comment and note in regular type our response. Page number references in our responses refer to the Registration Statement. Capitalized terms used but not defined herein have the definitions set forth in the Registration Statement.

Katherine Wray, Esq. July 9, 2014 Page 2

General

1.	We note your response to prior comment 5. Please provide additional information used to determine that your Chief Financial Officer, as the individual having primary responsibility for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting, has the requisite knowledge of U.S. GAAP and SEC rules and regulations. In particular, with regards to his previous managerial role at Ernst and Young Israel, where he oversaw the audit of U.S. GAAP reports of public companies registered with the SEC and subsidiaries of U.S. public companies, please address the following:
•	The number of audits of U.S. GAAP public companies that he oversaw and the specific timeframe during which he gained this experience.
•	The size and complexity of these audits in relation to the audit clients’ business models and operations and whether these audits were of a consolidated parent company or audits of subsidiaries or foreign operations used to assist in the audit of a parent company located elsewhere.
•	His specific responsibilities on these engagements as it related to performing audit procedures, including the research and resolution of U.S. GAAP accounting and SEC regulatory issues.
•	Inform us of any other relevant U.S. GAAP and SEC regulatory experience or knowledge he obtained that you did not discuss in your prior response.

The Company’s financial statements have been audited in accordance with US GAAP since 2007 when the Chief Financial Officer joined the Company. The Company respectfully submits that the experience detailed in our prior response letter dated June 19, 2014, together with the assistance of the Company’s accounting staff and oversight of the Audit Committee, is sufficient for him to have primary responsibility for preparing and supervising the preparation of the Company’s financial statements and evaluation of the effectiveness of the Company’s internal control over financial reporting. Set forth below are additional details regarding his experience:

•	1997-2000 Ernst & Young, Israel, including Audit Manager from 1999-2000. The Chief Financial Officer was directly responsible for a variety of clients including hi-tech and start up companies and publicly traded companies both on the Israeli stock exchange and NASDAQ. His responsibilities included managing an audit team and overseeing the audit and review of annual and quarterly reports, offering memoranda, preparation of annual tax returns, and involvement with international tax structures for companies operating on an international and local basis. He also had responsibility for coordinating and monitoring of audit work and other advisory services for local clients with Ernst & Young Israel, as well as support of early-stage hi-tech companies with regard to issues ranging from the establishment of subsidiaries abroad, to stock option plans and international tax issues. The Chief Financial Officer believes that approximately half of his time was spent on U.S. GAAP reporting and that he worked with at least two companies that reported under U.S. GAAP, one of which was a subsidiary of a U.S. issuer.

Katherine Wray, Esq. July 9, 2014 Page 3
•	2000-2001 — Worldwide Controller of a start-up company, Printlife.com Inc., at the Stoneham, MA headquarters. The Chief Financial Officer was responsible for, among other things, the Israeli and U.S. bookkeeping; preparation of consolidated financial statements for the group (Japan, Israel and US) in U.S. GAAP; internal control procedures; international tax elements; local tax reports; and Israeli government benefits.
•	2001-2004 — Director of Finance at Atrica, a private company based in Israel and California that prepared its financial statements in accordance with U.S. GAAP. The Chief Financial Officer’s responsibilities included managing the finance department in Israel, including accounting responsibility and being the key liaison for the auditors, budget planning, budget control, forecast, investor reporting, tax and Israeli government benefits and managing the Company’s 10 subsidiaries’ global financial activities.
•	2004-2007 — Corporate Finance Manager (FP&A) at Lipman Electronics Engineering Ltd. (NASDAQ, TASE: LPMA), which was acquired by Verifone Holdings in 2007. Lipman’s consolidated financial statements were prepared in accordance with U.S. GAAP. His responsibilities included managing compliance with Sarbanes Oxley (SOX) in all locations, which involved managing consultants, arranging for testing by auditors, professional review of all SOX work, and managing the remediation plan, which included implementation of new processes to comply with SOX. Additional responsibilities included building the corporate financial planning and analysis department and managing the department, which involved management reporting, budget, forecast, financial analysis, cost accounting and quarterly financial statement reporting.

The Company reiterates its belief that the accounting for the calculation of earnings per share for the year ended December 31, 2013 was unusually complex, highly technical and involved circumstances (a complicated acquisition and sale of shares) that cannot recur in the future because, following the offering, the Company will have only one class of equity.

However, the Company recognizes that the accounting for a public company is more complex than that for a private company. The Company has retained FTI Consulting, a globally recognized business and accounting advisory firm, to assist the Company in improving its internal processes, including enhancement of accounting policies and procedures, reviewing the design and implementation of its internal control over financial reporting and providing assistance with technical accounting questions and interpretations. The Company’s engagement letter with FTI provides that FTI will provide such services pursuant to a monthly retainer and is expected to remain engaged at least through the audit for the year ending December 31, 2014 and for such additional period as the Company and FTI agree.

Katherine Wray, Esq. July 9, 2014 Page 4

While the Chief Financial Officer is ultimately responsible for the Company’s financial statements and any errors therein, both the Company’s existing Board of Directors and the independent directors who are expected to be elected to the Board of Directors at the General Meeting of Shareholders to be held on July 9, 2014 and whose terms will commence following the offering, have authorized us to advise you that they retain confidence in the Chief Financial Officer’s ability, together with his staff and advisers, to prepare and supervise the Company’s financial statements and evaluate the effectiveness of the Company’s internal control over financial reporting.

Risk Factors, page 14

General

2.	We note your response to prior comment 11. In light of the significant control that your founders and more than 5% stockholders will continue to have after the offering, summary and risk factor disclosure of this control should be provided.

Please see the new risk factor entitled “Our Founders and certain shareholders will retain a significant level of control over most matters requiring shareholder approval following this offering,” on page 28, and the reference thereto in the “Summary Risk Factors” on page 8.

“If we fail to maintain an effective system of internal control over financial reporting...,” page 31

3.	We note that in your response you indicate that you believe that the restatement of your earnings per share (EPS) information was not indicative of a material weakness in your internal control over financial reporting. It is unclear to us how you have concluded that there was not a material weakness considering that there was a material restatement of earnings per share, which is disclosed on your primary financial statements. Please explain to us, in greater detail, how you concluded that you do not have a material weakness in light of the restatement of EPS.

Please see the additional risk factor, “We have a material weakness in our internal control over financial reporting, which required us to restate our 2013 earnings per share,” on page 32 of the Registration Statement, the reference thereto in the Summary Risk Factors on page 7, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting” on page 68. As noted in the response to Comment 1, the firm referenced on page 69 is FTI Consulting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Earnings Per Share, page 55

4.	We note your disclosure here and on page F-25 that that you “transferred value to the preferred shareholders.” We also note the reference to preference shares on page F-15. Please explain your reference to preferred shareholders considering that the redeemed shares were ordinary shares.

Katherine Wray, Esq. July 9, 2014 Page 5

As described under “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparison of Results of Operations for 2013, 2012 and 2011—Earnings Per Share” and Notes 2(v) and 2(x) to the Company’s audited consolidated financial statements, the Company’s currently outstanding ordinary shares have liquidation preferences. Each “class” of share is referred to as a “Class X ordinary share.” In accordance with ASC 260, Class B, C, D, E, and F as well as Ordinary shares (with liquidation rights) are securities that are considered preferential when compared to common stock. The Ordinary shares (with liquidation rights), along with the other classes, are considered preferential to the Class A Ordinary share since the Class A Ordinary share securities do not have preferential rights and are subordinate to all other securities of the Company. As such, the term “preferred shareholders” was utilized throughout the document to refer to Class B, C, D, E and F and Ordinary shares (with liquidation rights). Therefore, the Company believes that the disclosure on page 56 and page F-25 is appropriate.

5.	We note your disclosure that the difference of $226 million was recorded as a reduction to net income applicable to Class A Ordinary shares; however, per the disclosure on page 56 this adjustment was $230 million. Please revise accordingly.

The disclosure on page 56 of the Registration Statement has been revised to state $230 million.

Business

Our Customers

OEMs, page 78

6.	We note your response to prior comment 33. You advise that for your fiscal years 2011, 2012 and 2013, the revenues attributable to any single production program contract did not exceed 25%. We are unable to agree, absent additional information, that a contract that contributes 25% of the company’s total revenues is not one upon which it is substantially dependent within the meaning of Item 601(b)(10) of Regulation S-K. Accordingly, please file the relevant production program contract, or provide us with further support of your assertion that you are not substantially dependent on it. Please also tell us in your response letter if there are any other production program contracts that contributed more than 10% of your total revenues for fiscal 2013, and explain how you concluded you are not required to file them as material contract exhibits.

The Company respectfully submits that the production programs pursuant to which it supplies its products to Tier 1 companies for inclusion in specific car models are not traditional or negotiated contracts. After the Company wins a program pursuant to a “request for quotation,” it works with the Tier 1 company and the OEM to ensure that the final product meets the OEM’s requirements. Prior to serial production, the relevant Tier 1 company sends its standard blanket purchase order (the “PO”), which is the only signed document the Company receives from the Tier 1 company. That PO identifies the parts to be provided, the price and certain technical specifications. The Company then delivers products to the Tier 1 company pursuant to agreed release schedule and customary Company invoices. Because the POs and invoices are forms, despite the percentage of revenues represented by such invoices, the Company does not believe that either the POs or the many invoices need to be filed as they constitute contracts that “ordinarily accompanies the kind of business” conducted by the Company. Please note that the Company has revised the Risk Factor, “Our business would be adversely affected if certain OEMs were to change their ADAs technology and include our products in future models,” on page 18 and revised the description of the purchase process on page 85.

Katherine Wray, Esq. July 9, 2014 Page 6

Principal and Selling Shareholders, page 97

7.	We note that you have revised footnote 3 to the table to indicate that the individual who has voting and investment power over the shares held by the BlackRock Funds disclaims beneficial ownership of all shares held by the BlackRock Funds “in his individual capacity except to the extent of his personal pecuniary interest therein.” As previously requested in prior comment 39, please remove the disclaimers of beneficial ownership with respect to the individual who holds voting and dispositive power over the shares in question, or provide us with a legal analysis supporting your belief that the disclaimers are appropriate. In this regard, we note that the definition of beneficial ownership set forth in General Instruction F to Form 20-F includes voting and dispositive power.

The sentence referring to Mr. Stattman’s disclaimer has been deleted.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 8 Equity, page F-20

8.	We note your response to prior comment 46 in which you state that of the total $10.8 million fair value assigned to the options granted to two officers during 2013, you expensed $6.3 million during 2013. Please explain the expense amount already recorded in relation to the 48-month service vesting period of these options.

Our response was incorrect and we apologize for the inconvenience. The recognized expense in 2013 was $4.5 million and the unrecognized compensation expenses were $6.3 million. This was appropriately recorded in our books and records and there is no change to our financial statements as a result.

Katherine Wray, Esq. July 9, 2014 Page 7

9.	Please revise to disclose that you will record $4.5 million in compensation expense related to the options with accelerated terms in the reporting period following the offering.

Please see the revised disclosure on page 67, as explained in our response to comment 8. The amounts that could be accelerated at December 31, 2013 were $6.3 million as of December 31, 2013 and $5.2 million as of March 31, 2014.

10.	Your disclosure in section c. Investment transactions on page F-22 refers to “the investor in the preceding paragraph…” Please explain which paragraph you are referring to or revise your disclosures to clarify.

The reference to “paragraph” has been changed to “sentence.”

*   *   *   *   *

In submitting this comment response letter, the Company has authorized us to acknowledge on its behalf that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Katherine Wray, Esq. July 9, 2014 Page 8

We wish to thank the Staff in advance for its time and attention to this Registration Statement, as well as to our comment responses. Should you have any additional questions or concerns, please call me at 212-468-8163.

Sincerely,

James R. Tanenbaum

cc:	Phyllis G. Korff
Yossi Vebman